Jeffrey Riedler, Assistant Director

Securities and Exchange Commission

April 13, 2012

April 13, 2012

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporate Finance

Attn: Jeffrey Riedler, Assistant Director

100 F Street, N.E.

Washington, D.C. 20549

Re: Midwest Holding Inc.

Amendment No. 2 to Registration Statement on Form 10-12G Filed March 20, 2012

File No. 000-10685

Dear Mr. Riedler:

On behalf of Midwest Holding Inc. (the “Company”), submitted below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated March 30, 2012 in connection with the above-referenced filing.  For your convenience, the responses set forth below have been placed in the order in which the Staff presented the Comments and the text of each Comment is presented in bold italics before each response. The Company is also filing herewith Amendment Number 3 to the Form 10 (“Amendment No. 3”).

Item 1. Business

American Life, page 2

1.   We note your response to our prior comment 7. Please include American Life & Security Corp.’s year of incorporation and state when it began to offer the American Accumulator Plan and the Future Cornhusker Plan, respectively.  Please affirmatively state whether or not you offered any products prior to your acquisition of American Life.

We have revised our disclosure as follows in response to this comment on pages 2 and 19 of Amendment No. 3.

“American Life was incorporated on May 7, 2009.  On September 1, 2009, American Life was issued a certificate of authority to conduct life insurance business in the State of Nebraska.  Immediately following the issuance of the certificate of authority, American Life began to offer the American Accumulator and Future Cornhusker products in the state of Nebraska.  Prior to our acquisition of American Life, the Company did not offer any products.”

2.   You state that Old Reliance’s sales over the past five years had been nominal but you then note that in 2010 it generated income of approximately $1.4 million. Please explain how this level of income could be generated while sales were nominal.

We inform you supplementally that the income of Old Reliance was primarily driven off of renewal premiums as opposed to first year premiums.  First year premiums are a key indicator of sales.  Accordingly, we have revised our disclosure as follows in response to this comment on page 3 of Amendment No. 3.

“During 2010, approximately 24% of premiums were first year premiums compared to 76% of premiums being renewal premiums.”

3.   We note your response to our prior comment 12.  Please describe how your agents’ first- year commission is determined according to the 42%-72% range you cite.

We inform you supplementally that, as is customary in the insurance industry, individual agents have individual commission schedules that depend on the agent’s experience and seniority.  Thus, an individual agent’s commission may vary from 42% to 72%.  However, overrides also are paid within the commission structure.  So, for example, an individual writing agent will be paid a commission of 42%, but override commissions paid to other agents involved in the sale will bring the total commission paid to 72%.  Our prior response focused on what individual agents may receive; however, we now believe the most relevant information is the total amount paid to writing agents and all others involved in the sale.  Accordingly, we have revised our disclosure as follows in response to this comment on page 6 of Amendment No. 3.

“The American Accumulator pays total first year commissions to our marketing agents of 72% and renewal commissions total 15%.  Total commissions may be split between multiple agents involved in the sale, with the writing agent receiving the bulk of the commission and others receiving portions of the commission as overrides.”

4.   We note your response to our prior comment 14. Please clarify that you may opt to rely solely on the information contained within an application in determining whether or not to underwrite a policy, and that a medical examination or other information is not mandatory in certain instances.

We have revised our disclosure as follows in response to this comment on page 5 of Amendment No. 3.

“Depending upon age of the insured and the face amount of the policy, we may rely solely on the information contained within an application to determine whether or not to underwrite a policy, and a medical examination or other information may not be required.  Generally, we will only issue a policy based solely on the information contained within an application to individuals less than 55 years of age and for a face amount less than $55,000.”

Consolidated Financial Statements for the Period Ended September 30, 2011

Note 2.  Business Acquisitions, page F-14

5.   Refer to your response to our previous comment 32.  Please disclose when your previous investment in Security Capital Corporation was reduced to zero and describe how the assumptions changed from prior years in determining the fair value of your previously held equity interest of Security Capital at the acquisition date.  Disclose how you determined that carrying value was equal to the acquisition date fair value of the identifiable assets acquired, the liabilities assumed and the non-controlling interests.

We have revised our disclosure as follows in response to this comment on page F-15 of Amendment No. 3.

“The previously held interest had been reduced to $0 in 2009 as a result of the recognition of an impairment expense on the investment due to a lack of projected cash flows. Subsequent to the recognized impairment, an investment in a development stage entity held by Security Capital increased in value.  Additionally, management purchased additional shares of Security Capital, which triggered the need for consolidation and revaluation of the entire holding of Security Capital.  Management determined that the carrying value approximated the fair value of Security Capital as the assets held by Security Capital consisted of cash and cash equivalents and financial instruments whose carrying value approximated fair value.  Security Capital had no liabilities or non-controlling interests as of the acquisition date.  The entity is a development stage company that has not conducted operations apart from raising capital. Management’s policy is to record these investments at the cost of our investment until such time as the entities commence active operations or when events dictate that our investment will not be recovered.  As Security Capital begins operations, there will be significant unobservable inputs into valuing Security Capital including: material non-public financial information, management judgment, estimation of future earnings and cash flows, and liquidity assumptions.”

Note 4.  Investments, page F-16

6.  It appears that your revised disclosure did not provide all of the information requested in prior comment 33.  Please revise to include the following disclosures as originally requested:

•                  A further break-down of the securities issued by the states and political subdivisions for those that comprise more than 10% of the total category, showing the fair value and amortized cost and credit rating with and without any third party guarantees; and

•                  For the special revenue bonds category, also provide a break-down by nature of activity supporting these securities for any activity comprising more than 10% of this category.

We have revised our disclosure as follows in response to this comment on page F-18 of Amendment No. 3.

“The Company has three securities that individually exceed 10% of the total of the state and political general and special revenue categories as of September 30, 2011.  The amortized cost, fair value, number of securities, and credit ratings of these investments are as follows:

	September 30, 2011
	Amortized Cost	Estimated Fair Value	Number of Securities	Credit Ratings
Fixed Maturities:
States and political subdivisions — general obligations	$503,128	$516,803	2	AA+ to A+
States and political subdivisions — special revenue	319,132	323,022	1	A
Total	$822,260	$839,825	3	AA+ to A

Consolidated Financial Statements for the Period Ended December 31, 2010

Note 1.  Nature of Operations and Summary of Significant Accounting Policies

Revenue Recognition and Related Expenses, page F-35

7.  Please revise your disclosure that was provided in response to comment 36 to explain how you allocate the amounts received in a multi-benefit life insurance arrangement.

We have revised our disclosure as follows in response to this comment on pages F-11, F-12, and F-38 of Amendment No. 3.

“Amounts received as payment for annuities and/or non-traditional contracts such as interest sensitive whole life contracts, single payment endowment contracts, single payment juvenile contracts and other contracts without life contingencies are recognized as deposits to policyholder account balances and included in future insurance policy benefits.  Revenues from these contracts are comprised of fees earned for administrative and contract-holder services, which are recognized over the period of the contracts, and included in revenue. Deposits are shown as a financing activity in the Consolidated Statements of Cash Flows.

Amounts received under our multi-benefit policy form are allocated to the life insurance portion of the multi-benefit life insurance arrangement and the annuity portion based upon amounts included in the signed policy.”

Note 4. Fair Values of Financial Instruments, page F-42

8.  Please refer to your revised disclosure in response to comment 38.  Revise your disclosure to explain how you determined that cost at each balance sheet date approximates fair value for private placement common stock considering these investments are primarily in development stage companies.

We have revised our disclosure as follows in response to this comment on pages F-22 and F-45 of Amendment No. 3.

“The fair values of Level 3 equity securities approximate cost and are predominately invested in developmental stage companies that have not conducted operations apart from raising capital.  Management’s policy is to record these investments at the cost of our investment until such time as the entities commence active operations or when events dictate that our investment will not be recovered.  As these companies begin operations, there will be significant unobservable inputs into valuing these securities including: material non-public financial information, management judgment, estimation of future earnings and cash flows, and liquidity assumptions. These inputs are usually considered unobservable, as not all market participants will have access to this data, and therefore are classified within Level 3 in the fair value hierarchy.”

9. Refer to your revised disclosure in response to comment 39 that you avoid concentrating reinsurance risk with any one reinsurer and only participate in reinsurance treaties with reputable carriers.  Please revise your disclosure in the financial statements to describe your current vulnerability due to a concentration of reinsurance recoverable amounts with one reinsurer at December 31, 2010 and two reinsurers at September 30, 2011.  Highlight to investors that you have material amounts with a reinsurer that has not been assigned a rating with A.M. Best.

We have revised our disclosure as follows in response to this comment on page F-26 of Amendment No. 3.

“At September 30, 2011, the Company had over 99% of its reinsurance recoverable amounts concentrated with two reinsurers, Sagicor and SNL.  $20 million of reinsurance recoverable amounts are from SNL, who is not rated by A.M. Best.”

We have revised our disclosure as follows in response to this comment on page F-48 of Amendment No. 3.

“At December 31, 2010, the Company had over 99% of its reinsurance recoverable amounts concentrated with one reinsurer, SNL.  SNL is not rated by A.M. Best.”

10. Please refer to your revised disclosure in response to comment 40.  Revise your disclosure to describe the types of life insurance and individual annuity polices reinsured by you under the coinsurance agreement.  Disclose other material terms of the agreement, such as the length of the agreement and the termination provisions. Provide a breakdown of the consideration by life insurance or annuities and disclose the amounts accounted for as reinsurance or deposits.  Also as previously requested, please revise your disclosure to explain your basis for recognizing the total amount of cash consideration as income in 2010.  Tell us the applicable authoritative literature to support your accounting.

We have revised our disclosure as follows in response to this comment on pages F-9 and F-36 of Amendment No. 3.

“Additionally, ALSC entered into a coinsurance agreement with Security National Life Insurance Company (SNL), effective January 1, 2010, to reinsure a block of traditional whole life policies and a block of deferred annuities of SNL. Under the terms of the agreement, SNL ceded to ALSC a block of deferred annuities in the amount of $2,678,931 and a block of whole life policies in the amount of $1,048,134, together with net due and deferred premiums in the amount of $12,305, advance premiums in the amount of $353, claims liabilities in the amount of $14,486, and net policy loans in the amount of $128,487.

On the effective date of the reinsurance contract, ALSC assumed the immediate obligation for performance related to the underlying policies covered by the agreement.  In other words, SNL transferred its risk to us.  As part of the contract, SNL agreed to pay ALSC an amount equal to the adjusted net reserves on the effective date of the agreement with respect to the liabilities reinsured as of such date. In accordance with FASB ASC 944-605-25-3, “Financial Services — Insurance, Revenue Recognition, Long-Duration Contracts,” the assumed premiums paid to ALSC by SNL, along with the Company’s estimate of losses incurred, were immediately recognized into earnings.  The Company recorded income of $3,729,599 that was offset by the assumption of the reserve liability, which was recorded as an increase in benefit reserve expense.  The Company concluded gross reporting was appropriate because the Company obtained immediate risk and rewards of ownership.

Additionally, the Company paid an upfront ceding commission of $375,000. An initial asset was established for the value of this business acquired totaling $348,010, representing primarily the ceding commission…The agreement has an automatic renewal provision unless the Company notifies SNL of its intention not to renew, no less than 180 days prior to the expiration of the then current agreement.  Each automatic renewal period is for one year.”

On behalf of the Company, the undersigned acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mark Oliver

Mark Oliver
Secretary/Treasurer

cc:                                David J. Routh, Esq.

Cline Williams Wright Johnson & Oldfather, L.L.P.

233 South 13th Street -1900 U.S. Bank Building

Lincoln, Nebraska 68508